

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

<u>Via E-mail</u>
James A. Graf
Chief Financial Officer
Silver Eagle Acquisition Corp.
1450 2nd Street, Suite 247
Santa Monica, California 90401

> **Re: Silver Eagle Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2013**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 2, 2013**
> **File No. 333-189498**

Dear Mr. Graf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that on page 8, and throughout your registration statement, you disclose that the number of shares of common stock outstanding after the offering will be 31,250,000. However, on page 61 and elsewhere, you disclose that the number of shares outstanding after the offering will be 32,187,500. Please revise your disclosure throughout your registration statement, as appropriate, to resolve this inconsistency or to clearly indicate the meaning of the number of shares of common stock issued and outstanding after the offering used or identified in each disclosure.

Our Management Team, page 1

2.   We note your response to comment 8 of our comment letter dated June 13, 2013, and the related revisions in your prospectus. In addition to the current market price of the acquired company, please also disclose the high and low market price for the prior two quarters of the acquired company.

Founder shares, page 10

3.   We note your response to comment 9 of our comment letter dated June 13, 2013, and the related revisions in your prospectus. Please revise your disclosure to include a discussion of how you determined the purchase price of the founder shares. In addition, we note that on June 18, 2013 your initial stockholders returned an aggregate of 2,812,500 shares to you. Please revise your disclosure to explain the consideration for which the initial stockholders returned the 2,812,500 shares.

4.   We note you disclose here and throughout the registration statement that the founder shares held by Dennis A. Miller and your sponsor are subject to certain terms and restrictions. However, we also note the agreement filed as exhibit 10.2(a) to your registration statement will only be executed by your sponsor and not by Mr. Miller. Please revise your disclosure throughout your registration statement, as appropriate, to indicate the source of the terms and restrictions on the founder shares held by Mr. Miller or advise.

Limited payments to insiders, page 21

5.   We note your response to comment 21 of our comment letter dated June 13, 2013. On page 22, please revise your disclosure regarding the consulting fees payable to Mr. Graf, or an entity owned or controlled by him, to clarify that this amount is payable monthly regardless of the amount of services provided.

Use of Proceeds, page 54

6.   We note that on page 54 you indicate that you are offering 40,000,000 units. However, on the cover page of your prospectus and elsewhere, you indicate that you will be issuing 25,000,000 units. Please revise your disclosure to resolve this inconsistency or advise.

7.   We note that according to your "Use of Proceeds" section $1,000,000 worth of proceeds from the offering will not be held in a trust account. We also note that $5,750,000, or $6,500,000, depending on the exercise of the over-allotment option, will be used to finance expenses. However, based on your disclosure on page 13 and elsewhere, the proceeds from the offering of $250,000,000, or $287,500,000, and the proceeds of the private placement will be placed in a segregated trust account. Please revise your disclosure as appropriate or advise.

8.   We note your response to comment 15 of our comment letter dated June 13, 2013, and the related revisions to your registration statement. Please revise your disclosure regarding the use of proceeds to include an estimate of the amount of interest you may earn on funds held in the trust account and to discuss how you plan to use the interest that you may earn on funds held in the trust account.

9.   We note your disclosure on page 56 that "[c]ommencing on the date that [y]our securities are first listed on NASDAQ, [you] have agreed to pay Mr. Graf, or an entity owned and controlled by him, a monthly consulting fee of $15,000." Please clarify whether this payment commences when your units, common stock and/or warrants are listed on NASDAQ. In addition, according to the form of consulting agreement with Mr. Graf filed as exhibit 10.8 to the registration statement, you will also reimburse Mr. Graf an additional amount for the purchase of medical insurance in the event he is no longer receiving medical insurance from an employer. Please revise your disclosure here and elsewhere regarding the fees paid to Mr. Graf, as appropriate, to reflect the terms of the consulting agreement.

10.   We note your response to comment 21 of our letter dated June 13, 2013. Please explain what you mean by the phrase "monthly business time."

Related Party Transactions, page 66

11.   We note you revised your prospectus to disclose that Dennis A. Miller "previously served as a director of Global Eagle Acquisition, a company founded by [y]our sponsor." Please also revise your disclosure, as appropriate, to address Mr. Miller's relationship to your officers and director.

Facilities, page 92

12.   We note your response to comment 23 of our comment letter dated June 13, 2013. Please also revise your disclosure to identify the party from whom your executive offices are leased and to indicate the material terms of the lease agreement. In addition, please file as an exhibit to the registration statement any written agreement evidencing the lease.

Principal Stockholders, page 102

13.   We note your disclosure in footnote (3) that the shares held by Mr. Sloan and Mr. Sagansky represent 95% of the founder shares held by your sponsor. However, we also note that according to your disclosure in the table the number of shares held by each of Mr. Sloan and Mr. Sagansky is 100% of the founder shares held by your sponsor. Please revise you disclosure to address this inconsistency or advise.

14.   We note your response to comment 28 of our comment letter dated June 13, 2013. Based on the information included in footnote (4) and in the table, we were unable to calculate the number of share beneficially owned by James A. Graf. Please revise your disclosure as appropriate or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer Monick at (202) 551-3629 or Kevin Woody at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3585 with any other questions.

                                        Sincerely,

                                        /s/ Stacie Gorman

                                        Stacie Gorman
                                        Attorney-Advisor

cc: Joel L. Rubinstein, Esq. (Via E-mail)